Exhibit 99.1

NEW GOLD PROVIDES NOTICE OF RELEASE OF FIRST QUARTER 2024 RESULTS AND CONFERENCE CALL

Provides Notice and Details of Annual General Meeting of Shareholders

TORONTO, April 3, 2024 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is providing notice that it will release its first quarter 2024 operational and financial results after market close on Tuesday, April 30, 2024. The Company will host its first quarter 2024 earnings conference call and webcast on Wednesday, May 1, 2024 at 8:30 am Eastern Time.

First Quarter 2024 Conference Call and Webcast

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/g2ZWDWpOq6Q
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 48240748.
  To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/49Ba0Hy to receive an instant automated call back.
  A recorded playback of the conference call will be available until June 1, 2024 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 240748. An archived webcast will also be available at www.newgold.com.

2024 Annual General Meeting of Shareholders

The Company will hold its annual general meeting of shareholders on Tuesday, May 14, 2024 at 4:00 pm Eastern Time (the "Meeting"). The Meeting will not include a formal presentation by management.

The Meeting will be conducted virtually to maximize shareholder accessibility to the meeting. Participants will be able to join via the following link https://web.lumiagm.com/426295035.

A virtual Meeting affords all shareholders an equal ability to attend and participate in the Meeting, regardless of geographic location. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders and their duly appointed proxyholders will be able to participate, ask questions and vote in "real time" through an online portal. Non-registered shareholders must carefully follow the procedures set out in the management information circular (the "Circular") if they wish to appoint themselves as a proxyholder to vote at the Meeting and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular, along with other stakeholders who do not own common shares, will nonetheless be able to view a live webcast of the Meeting but will not be able to ask questions or vote.

New Gold's Circular, as well as a virtual annual general meeting user guide, may be found on New Gold's website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx or under New Gold's profile on SEDAR+ at www.sedarplus.ca  and on EDGAR at www.sec.gov.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2024/03/c9081.html

%CIK: 0000800166

For further information: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 03-APR-24